Mail Stop 4561

      November 29, 2005

David M. Sankaran
Senior Vice President and
Chief Financial Officer
Accelrys, Inc.
10188 Telesis Court, Suite 100
San Diego, CA 92121


	Re:	Accelrys, Inc.
   Form 10-K for the Fiscal Year Ended
   March 31, 2005
		Filed June 13, 2005
		File No. 000-27188

Dear Mr. Sankaran:

      We have reviewed your response to our letter dated September 19, 2005 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 47

1. Please refer to comment 1 of our letter dated September 19, 2005.
We note your response and believe that you must assess materiality regarding the effect of presenting your statements of cash flows to include separate cash flow information for discontinued operations for operating, investing and financing activities for each period presented. If you conclude that providing such information is material, you must restate your financial statements. Please advise as to your assessment of materiality, for all periods presented, regarding the effect of not presenting this cash flow information related to your discontinued operations.

Note 2. Significant Accounting Policies

Revenue Recognition, page 50

2. Please refer to comment 5 of our letter dated September 19, 2005.
We note your response regarding your customers` right to exchange licensed software modules for other software modules. Your response indicates that when a customer exercises their right to exchange, for example Module A for a Module B, they are no longer licensed to use the Module A. Therefore, based on paragraph 50 of SOP 97-2, it appears that paragraph 49 of SOP 97-2 (as cited in your response) would not be the applicable guidance. Rather, it appears that these transactions would qualify as exchanges or returns. Please explain.
Do these exchanged modules have no more than minimal differences in price, functionality, or features? Explain how you analyzed these rights pursuant to paragraphs 50 & 51 of SOP 97-2 and SFAS 48, as applicable, and tell us how your accounting for such arrangement complies with this guidance.

3. Please refer to comment 5 of our letter dated September 19, 2005.
We note that prior to the modification of your annual license agreements, you believed that you established VSOE based on list prices for PCS. Additionally, we also note that the price for PCS is available separately if the customer is renewing PCS for a perpetual license and the price allocation for PCS purchased with a term-based license is based on the PCS renewal rate. Finally, you state that your term-based licenses are always co-terminus with the related PCS.
Tell us how you considered TPA 5100.68 in recognizing revenue related to your term-based licenses up-front. In this regard, if your term-based licenses and the related PCS services are co-terminus, it is difficult to established VSOE of the PCS services as the PCS services have not been sold separately. Additionally, while TPA 5100.68 does not address one-year time based licenses, note that the PCS renewal terms in a perpetual license cannot be used to provide VSOE of fair value of PCS bundled with a one-year term license. Please advise to clarify.

4. Please refer to comment 6 of our letter dated September 19, 2005.
Tell us whether your consortia agreements involve significant production, modification or customization of your existing software
(i.e. initial software library) and if so, how you considered SOP
81-
1 in recognizing revenue for the entire arrangement. If the consortia agreements do not involve significant production, modification or customization of your existing software, please explain the reasons why the consortia members are required to license your initial software library and also how you considered whether the license fee represents an up-front fee associated with the development services to be provided. Also, according to Note 2, consortium fees are recognized on a straight-line basis over the term of the agreement. Do the membership fees also include the licenses for the software? If so, tell us how you account for each element of the arrangement (i.e. the license, the membership) and tell us how you determined VSOE. Please advise.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Patrick Gilmore at (202) 551-3406 or me at
(202)
551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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David M. Sankaran
Accelrys, Inc.
November 29, 2005
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